PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

06016888

7th September 2006

RECEIVED
SEP 15 2006
185
SEC MAIL PROCESSING SECTION WASH. D.C.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

SUPPL

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 7th September 2006:

"Senior Appointment : Mr Barry O'Donnell"

Yours faithfully

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

for
Stephen Huddle
Company Secretary

Enc

dlw 9/18

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Senior Appointment

Premier Oil is pleased to announce that with effect from 6th September, Barry O'Donnell will be joining the Company in Singapore as its Asia Business Unit Manager. For the last five years Barry has been working as Senior Vice President - Business Development with Occidental in the Middle East based in Dubai. Prior to that he worked for Unocal for 20 years in a variety of roles and locations around the world, including Indonesia, Myanmar and China. He brings with him a wealth of experience in business development, exploration and SE Asia.

7 September 2006

ENQUIRIES
Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**